

Mail Stop 4628

May 23, 2018

William Pate
Chief Executive Officer
Par Pacific Holdings, Inc.
800 Gessner Road, Suite 875
Houston, Texas 77024

> **Re:** **Par Pacific Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Responses dated March 9, 2018 and December 15, 2017**
> **File No. 001-36550**

Dear Mr. Pate:

We have reviewed your responses to our comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our November 9, 2017 letter.

Form 10-K for the Fiscal Year ended December 31, 2017

Properties, page 38

Proved Undeveloped Reserves, page 40

1.   We have considered the information provided in your response of March 9, 2018, following our conference calls on February 22, 2018 and March 1, 2018, along with the details included in your response of December 15, 2017, to our prior comments. Based on this information, we do not agree with your conclusion that the volumes you have reported as proved undeveloped reserves as of December 31, 2015 and December 31, 2016 comply with the requirements relevant to reporting such volumes.

Regarding the reporting of proved undeveloped reserves, Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X indicate, in relevant part, that a project to extract the hydrocarbons "…must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time" and that undrilled locations may be classified as having undeveloped reserves "…only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time." Compliance and Disclosure Interpretations (C&DI) 131.04 clarifies that "the mere intent to develop, without more, does not constitute "adoption" of a development plan and therefore would not, in and of itself, justify recognition of reserves. Rather, adoption requires a final investment decision."

Despite these requirements, we note that you have consistently failed to follow the development plans underlying your proved undeveloped reserves and to convert reported proved undeveloped reserves to developed status. The facts and circumstances that you have provided relating to the proved undeveloped reserves disclosed as of December 31, 2015 and 2016, including the successive annual changes in and lack of execution of an adopted development plan and schedule, indicate these do not comply with the requirements for reporting proved undeveloped reserves in Rules 4-10(a)(22) and (a)(31) of Regulation S-X and are inconsistent with the guidance set forth in C&DI 131.04.

2. In connection with your determination of proved undeveloped reserves as of December 31, 2017 we note that you limited the timeframe for future development, although you have not described any factors that would support an assertion of reasonable certainty with respect to the three-year timeframe that you have utilized. We also note that you formed a reserve committee which you state will "ensure PUDs are developed in accordance with the annual reserve report and related development plan." However, you have not described any specific changes in the manner by which locations were scheduled for development in preparing the December 31, 2017 reserve estimates, nor any specific change in the level of your influence over development activities, as a result of this committee, that would support an assertion of reasonable certainty with respect to the future development of the identified locations as scheduled.

Based on the information that you have provided, we do not see adequate support for an assertion of reasonable certainty with respect to the development plans underlying your estimates of proved undeveloped reserves as of December 31, 2017. Accordingly, we believe these reserves do not comply with the requirements for reporting proved undeveloped reserves in Rules 4-10(a)(22) and (a)(31) of Regulation S-X, and are inconsistent with the guidance set forth in C&DI 131.04. If you believe there is additional information that supports and clarifies your perspective, that is responsive to these concerns, clarify this for us and address the following points.

- Explain how the use of a two year drilling and three year completion time horizon provides reasonable certainty that locations will be developed in accordance with the development plan and schedule adopted as of December 31, 2017, considering your consistent failure to convert reserves during this interval in prior development plans;

- Explain why all of the previously disclosed proved undeveloped locations were removed and substituted with new locations in the reserves report as of December 31, 2017; and how a change of this magnitude is consistent with having final investment decisions for specific locations;

- Explain how the formation of a reserves committee provides reasonable certainty over adherence to the development plans and the schedules underlying the annual reserve report; describe the composition of the committee and any specific actions they have taken with respect to the December 31, 2017 development plan and subsequent activities that differ from your historical practices;

- Explain how the identification of individual drill sites/wells was considered in connection with the development of your estimate of proved undeveloped reserves as of December 31, 2017 and how this consideration compared to estimates of proved undeveloped reserves as of December 31, 2015 and December 31, 2016; and,

- Explain how the development schedule underlying your proved undeveloped reserves as of December 31, 2017, including the identification and timing of specific sites/wells, compares to the development schedule of the operator.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about the engineering comments. You may contact Karl Hiller, Branch Chief, at (202) 551-3686, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: James Matthew Vaughn
       Senior Vice President and General Counsel